UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-38813

Maase Inc.

12F, Block B, Longhu Xicheng Tianjie

No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu

Sichuan Province, People’s Republic of China

Tel: +86-028-86762596

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

MAAS Announces Management Appointment

August 11, 2025, the board of directors (the “Board”) of Maase Inc. (Nasdaq: MAAS) (the “Company” or “MAAS”) announced the appointment of Mr. Guotao Liu as Co-Chief Executive Officer of the Company, effective August 12, 2025.

Mr. Guotao Liu has served as Chairman of Qingdao Youdian New Energy Technology Co., Ltd. since January 2024. He concurrently serves as Chairman of Shandong Meinengda Automotive Service Co., Ltd. since January 2014 and Qingdao Huiju Lai Xi Intelligent Technology Co., Ltd. since January 2021. Previously, he served as Chairman of Shandong Bohai Rim Advertising Media Co., Ltd. from August 2006 to October 2017. With over 15 years of corporate management experience, he specializes in automotive services, smart technology, and new energy sectors. He received his Master’s degree in Transportation Management in 1996 and Bachelor’s degree in Automotive Design in 1994 from Military Transportation University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: August 11, 2025	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

2